UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 20, 2010

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated April 20, 2010 announcing the main resolutions to be submitted for shareholder approval at STMicroelectronics’ Annual General Meeting, which will be held in Amsterdam on May 25, 2010.

PR No. C2626C

STMicroelectronics Reports on Main Resolutions to be Proposed at
the 2010 Annual General Meeting of Shareholders

Geneva, April 20, 2010 - STMicroelectronics (NYSE: STM) has announced the main resolutions to be submitted for shareholder approval at the Company’s Annual General Meeting which will be held in Amsterdam on May 25, 2010.

The main resolutions, proposed by the Supervisory Board, include:

•	Approval of the Company's 2009 accounts reported in accordance with International Financial Reporting Standards (IFRS);

•	The reappointment for a three-year term, expiring at the 2013 Annual General Meeting, for the following members of the Supervisory Board: Mr. Raymond Bingham and Mr. Alessandro Ovi;

•	The distribution of a cash dividend of US$0.28 per share, to be paid in four equal quarterly installments, as further explained below.

The record date for all shareholders to participate at the Annual General Meeting will be April 28, 2010. The complete agenda and all relevant detailed information concerning the STMicroelectronics N.V. Annual General Meeting, as well as all related AGM materials, will be available on the Company’s web site (www.st.com) and made available to shareholders in compliance with legal requirements.

As indicated above, the resolution proposed by the Supervisory Board foresees the distribution of a cash dividend of US$0.28 per share, to be paid in four equal quarterly installments in June, August and December 2010 and February 2011 to shareholders of record in the month of each quarterly payment.

If approved, for the first installment, the Company's common shares will trade ex-dividend on Euronext Paris and the Milan Stock Exchange (Borsa Italiana), on Monday, May 31, 2010, and the payment date will be Thursday, June 3, 2010. For holders of shares listed on the New York Stock Exchange, shares will trade ex-dividend on Friday, May 28, 2010, the record date will be Wednesday, June 2, 2010, and the payment date will be on or after Tuesday, June 8, 2010. Transfers between New York and European (Dutch) registered shares will be closed from the end of

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business in Europe on Friday, May 28, 2010, until the open of business in New York on Thursday, June 3, 2010.

The table below summarizes the full schedule for the four installments:

Quarter	Ex-dividend Date (globally)	Global Record Date	Payment Date in Europe	NYSE Payment Date: on or after	Transfer between New York and Dutch registered shares restricted:
					From End of Business in Europe on:	Until Open of Business in NY on:
Q2 2010	31-May-10* (28-May-10 in NY)**	2-June-10	3-June-10	8-June-10	28-May-10	3-June-10
Q3 2010	23-Aug-10	25-Aug-10	26-Aug-10	31-Aug-10	20-Aug-10	26-Aug-10
Q4 2010	29-Nov-10	1-Dec-10	2-Dec-10	7-Dec-10	26-Nov-10	2-Dec-10
Q1 2011	21-Feb-11 (18-Feb-11 in NY)**	23-Feb-11	24-Feb-11	1-Mar-11	18-Feb-11	24-Feb-11

*Since the Annual General Meeting will be held on May 25, the Company will be unable to both set the ex-dividend date for, and to pay, the first dividend installment in May according to the usual schedule, and has therefore resolved, in coordination with the stock exchange and with a view to ensuring the appropriate functioning of the market for its shares from a substantive standpoint, to pay such installment on June 3 with an ex-dividend date on May 31 (May 28 in NY). Other than indicated below, the ex-dividend and payment dates for the subsequent installments are consistent with the usual schedule.

**May 31, 2010 and February 21, 2011 are not trading days on the New York Stock Exchange.

About STMicroelectronics

STMicroelectronics is a global leader serving customers across the spectrum of electronics applications with innovative semiconductor solutions. ST aims to be the undisputed leader in multimedia convergence and power applications leveraging its vast array of technologies, design expertise and combination of intellectual property portfolio, strategic partnerships and manufacturing strength. In 2009, the Company’s net revenues were $8.51 billion. Further information on ST can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

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MEDIA RELATIONS:

Maria Grazia Prestini
Group VP, Corporate Media and Public Relations
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 20, 2010	By:	/s/ Carlo Ferro
	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial Officer